UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

    Mark Strefling

Whitebox Advisors, LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,955,997 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,955,997 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,955,997 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Asymmetric Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,297 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,297 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,297 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Asymmetric Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,297 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,297 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,297 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,413 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,413 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,413 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,413 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,413 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,413 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,748,026 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,748,026 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,026 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,748,026 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,748,026 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,026 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Concentrated Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,315,177 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,315,177 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,177 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Concentrated Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,315,177 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,315,177 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,177 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 939,865 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 939,865 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,865 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 939,865 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 939,865 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,865 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Special Opportunities Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,304 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,304 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,304 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Special Opportunities Fund, LP – Series O
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,304 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,304 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,304 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 588,431 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 588,431 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,431 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Tactical Opportunities Fund, a series of Whitebox Mutual Funds a Delaware Statutory Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,484 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,484 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,484 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IV

*	Percent of class is calculated based on 36,651,426 shares of Common Stock issued and outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014, and 339,446 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors, LLC and certain related parties (the “Reporting Persons”) with respect to the Issuer on September 11, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013 and Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Issuer’s registered pro rata rights offering (the “Rights Offering”) which commenced on July 22, 2014, the Reporting Persons who directly hold Common Stock of the Issuer (WAP, WMSP, WCRAP, WCCAP, PSP, WSOF, WIP and WTOF) irrevocably exercised their basic subscription privileges to maintain their pro rata ownership through the purchase of up to 1,495,400 shares in the aggregate of Common Stock (collectively, the “Additional Shares”) for $16.00 per share, representing the Reporting Persons’ aggregate pro rata portion of the shares issued in the Rights Offering. On August 13, 2014, the subscription period ended and on August 14, 2014 the Issuer announced that the Rights Offering was fully subscribed through the exercise of basic subscription and oversubscription privileges. As a result of the Rights Offering being fully subscribed, the number of Additional Shares subscribed for by the Reporting Persons became fixed at 1,495,400 shares in the aggregate. The aggregate purchase price for the Additional Shares was $23,926,400, and the source of the funds to acquire the Additional Shares was working capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ purpose in acquiring the Additional Shares was to participate in the Rights Offering and maintain their pro rata ownership of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of August 26, 2014. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 36,651,426 shares of Common Stock outstanding after the Rights Offering, as reported in the Issuer’s Current Report on Form 8-K filed on August 14, 2014. The 339,446 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of August 26, 2014 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	List of Executive Officers of Whitebox Advisors, LLC and certain information regarding such persons.

99.2	Joint Filing Agreement, dated August 26, 2014, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2014

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX ASYMMETRIC ADVISORS, LLC

WHITEBOX MULTI-STRATEGY ADVISORS, LLC

WHITEBOX CREDIT ARBITRAGE ADVISORS, LLC

WHITEBOX CONCETNRATED CONVERTIBLE ARBITRAGE ADVISORS, LLC

PANDORA SELECT ADVISORS, LLC

WHITEBOX SPECIAL OPPORTUNITIES ADVISORS, LLC

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX ASYMMETRIC PARTNERS, L.P.

By:	Whitebox Asymmetric Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox Multi-Strategy Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX CREDIT ARBITRAGE PARTNERS, L.P.

By:	Whitebox Credit Arbitrage Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE PARTNERS, L.P.

By:	Whitebox Concentrated Convertible Arbitrage Advisors, LLC General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

PANDORA SELECT PARTNERS, L.P.

By:	Pandora Select Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling Chief Operating Officer

WHITEBOX SPECIAL OPPORTUNITIES FUND, L.P. – SERIES O

By:	Whitebox Special Opportunities Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX INSTITUTIONAL PARTNERS, L.P.

By:	Whitebox Advisors, LLC
General Partner

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX TACTICAL OPPORTUNITIES FUND,

A series of Whitebox Mutual Funds, a Delaware Statutory Trust

By:	Whitebox Advisors, LLC
Investment Advisor

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer